                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13D-2(A)

                              (AMENDMENT NO. 2)(1)

                                 GADZOOKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  362553109000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                HAROLD E. BERRITT
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 22, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d(-1(e), 13d-(f) or 13d-1(g), check the following box [ ].

                           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)





--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (PAGE 1 OF 5 PAGES)

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CUSIP NO. 362553109000            SCHEDULE 13D             PAGE 2 OF 5 PAGES
-------------------------                              -------------------------


------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 CLAIRE'S STORES, INC.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                 INAPPLICABLE
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
        ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
----------------------------------- --------------------------------------------
                               7    SOLE VOTING POWER                200,000
            NUMBER OF        ------ --------------------------------------------
              SHARES           8    SHARED VOTING POWER
           BENEFICIALLY      ------ --------------------------------------------
             OWNED BY          9    SOLE DISPOSITIVE POWER           200,000
               EACH          ------ --------------------------------------------
            REPORTING         10    SHARED DISPOSITIVE POWER
           PERSON WITH

------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 200,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.2%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                 CO
------- ------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP NO. 362553109000            SCHEDULE 13D             PAGE 3 OF 5 PAGES
-------------------------                              -------------------------


PRELIMINARY STATEMENT

         This Amendment No. 2 amends the Schedule 13D filed by Claire's Stores, Inc. (the "Reporting Person") with the Securities and Exchange Commission on September 14, 1998, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Gadzooks, Inc., a Texas corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

         Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of June 22, 1999, the Reporting Person was the beneficial owner of an aggregate of 200,000 shares of Common Stock, which constituted approximately 2.2% of the 8,896,736 shares of Common Stock outstanding as of June 11, 1999 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 1, 1999). To the best of the Reporting Person's knowledge, none of the natural persons named on Annex A hereto beneficially own any shares of Common Stock.

         (b) The Reporting Person possesses sole voting and sole dispositive power over the 200,000 shares of Common Stock.

         (c) All transactions in the Common Stock effectuated during the past 60 days by the Reporting Person, and, to the best of the Reporting Person's knowledge, by any natural person named in Annex A hereto, are described on Annex B hereto and are hereby incorporated herein by reference. All such transactions were effectuated for cash in the over-the-counter market. Except as described in this paragraph (c), neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any natural person named on Annex A hereto, has effectuated any transactions in the Common Stock during the past 60 days.

         (d) The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

         (e) On June 22, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

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CUSIP NO. 362553109000            SCHEDULE 13D             PAGE 4 OF 5 PAGES
-------------------------                              -------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1999                   CLAIRE'S STORES, INC.



                                        By:  /s/ Ira D. Kaplan
                                             ---------------------------------
                                             Name:  Ira D. Kaplan
                                             Title: Senior Vice President and
                                                    Chief Financial Officer

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CUSIP NO. 362553109000            SCHEDULE 13D             PAGE 5 OF 5 PAGES
-------------------------                              -------------------------



                                     ANNEX B

                  SCHEDULE OF TRANSACTIONS IN THE COMMON STOCK

                                    NATURE OF
           NAME                TRANSACTION DATE           TRANSACTION          QUANTITY       PRICE PER SHARE(1)
           ----                ----------------           -----------          --------       ------------------
  Claire's Stores, Inc.            06/11/99                  Sale                25,000              11.50
  Claire's Stores, Inc.            06/14/99                  Sale                25,000              11.25
  Claire's Stores, Inc.            06/15/99                  Sale                30,000              11.38
  Claire's Stores, Inc.            06/16/99                  Sale                40,000              11.73
  Claire's Stores, Inc.            06/17/99                  Sale                42,500              11.61
  Claire's Stores, Inc.            06/18/99                  Sale                45,000              11.56
  Claire's Stores, Inc.            06/18/99                  Sale                20,000              11.68
  Claire's Stores, Inc.            06/18/99                  Sale                15,000              11.68
  Claire's Stores, Inc.            06/18/99                  Sale                20,000              11.63
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.38
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.63
  Claire's Stores, Inc.            06/21/99                  Sale                50,000              12.38
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.50
  Claire's Stores, Inc.            06/21/99                  Sale                50,000              12.38
  Claire's Stores, Inc.            06/21/99                  Sale                25,000              12.38
  Claire's Stores, Inc.            06/22/99                  Sale                54,500              13.31
  Claire's Stores, Inc.            06/22/99                  Sale                50,000              13.00
  Claire's Stores, Inc.            06/22/99                  Sale                50,000              12.63
  Claire's Stores, Inc.            06/22/99                  Sale               100,000              12.38
  Claire's Stores, Inc.            06/22/99                  Sale                75,000              12.13
  Claire's Stores, Inc.            06/22/99                  Sale                15,000              12.25
  Claire's Stores, Inc.            06/22/99                  Sale                10,000              12.44
  Claire's Stores, Inc.            06/22/99                  Sale                25,000              13.25

(1)      Excludes brokerage commissions